Calamos Advisors LLC

2020 Calamos Court

Naperville, Illinois 60563

Phone: 630-245-7200

www.calamos.com

March 24, 2015

OVERNIGHT DELIVERY AND EDGAR

Ms. Valerie J. Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Calamos Dynamic Convertible and Income Fund

Registration Statement on Form N-2

File Nos. 333-194565 and 811-22949

Dear Ms. Lithotomos:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Calamos Dynamic Convertible and Income Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on March 26, 2015, or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

CALAMOS DYNAMIC CONVERTIBLE AND INCOME FUND

By: /s/ J. Christopher Jackson

J. Christopher Jackson

Vice President and Secretary

Wells Fargo Securities, LLC
375 Park Avenue New York, NY 10152

VIA EDGAR

March 24, 2015

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Attn: Ms. Valerie J. Lithotomos

Re: Calamos Dynamic Convertible and Income Fund (the “Fund”)

(File Nos. 333-194565 and 811-22949)

Dear Ms. Lithotomos:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on February 18, 2015, and as amended on February 26, 2015, and the Preliminary Prospectus began on February 18, 2015 and is expected to conclude at approximately 10:00 a.m., Eastern Time, on March 26, 2015, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 145,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m. (ET) on Thursday, March 26, 2015, or as soon thereafter as practicable.

Sincerely, WELLS FARGO SECURITIES, LLC As Representative

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Raio
Name: Jerry Raio Title: Managing Director